SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 15, 2003

MAXXAM INC.

(Exact name of Registrant as specified in its Charter)

Delaware

(State or other jurisdiction of incorporation)

1-3924

(Commission File Number)

95-2078752

(I.R.S. Employer Identification Number)

5847 San Felipe, Suite 2600	**77057**
Houston, Texas	(Zip Code)
(Address of Principal Executive Offices)	

Registrant's telephone number, including area code: **(713) 975-7600**

Item 9. Regulation FD Disclosure

    Attached hereto as Exhibit 99.1 is a press release issued by the Registrant on May 15, 2003 regarding its 2003 first quarter results. Pursuant to SEC Release No. 34-47583, this information is being provided under Item 12. Results of Operations and Financial Condition.


SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


MAXXAM Inc.
(Registrant)


Date: May 16, 2003   By: /s/ Bernard L. Birkel

                                                Bernard L. Birkel
                                  Secretary and Senior Assistant General Counsel


EXHIBIT INDEX


Exhibit 99.1: Earnings Release issued on May 15, 2003

May 15, 2003

Media: Josh Reiss
(713) 267-3740
Investors: Ron Kurtz
(713) 267-3686

MAXXAM REPORTS RESULTS FOR FIRST QUARTER OF 2003

HOUSTON, Texas (May 15, 2003) – MAXXAM Inc. (AMEX: MXM) today reported a net loss of $10.5 million, or $1.61 per share, for the first quarter of 2003, compared to a net loss of $54.2 million, or $8.30 per share, for the first quarter of 2002. Net sales for the first quarter of 2003 totaled $68.7 million, compared to $240.3 million in the same period of 2002.

MAXXAM reported an operating loss of $0.7 million for the first quarter of 2003, compared to an operating loss of $20.4 million for the comparable period of 2002.

The differences between the 2003 and 2002 results are primarily attributable to the deconsolidation of Kaiser Aluminum's financial results beginning February 12, 2002, the date Kaiser Aluminum filed for Chapter 11 reorganization.

For the first quarter of 2002, after excluding aluminum operations, MAXXAM reported net sales of $72.8 million, operating income of $3.2 million and a net loss of $5.9 million, or $0.88 per share. As discussed in more detail below, results for the first quarter of 2003 declined from 2002 as a result of lower net sales for all of the Company's operating segments.

FOREST PRODUCTS OPERATIONS

Net sales for the forest products segment decreased for the three months ended March 31, 2003, from the comparable prior year period primarily due to lower net sales for logs sold to third parties, which declined from $5.4 million in 2002 to $0.9 million in 2003. Net sales from lumber increased by $1.1 million primarily as a result of a favorable trend in prices for common grade redwood lumber and an increase in shipments of common grade Douglas-fir lumber.

A decrease in the cost of sales and operations of $3.0 million for the forest products segment for the first quarter of 2003 versus the first quarter of 2002 more than offset the decline in net sales discussed above. However, the benefit of lower cost of sales was partially offset by an increase in selling, general and administrative expenses attributable primarily to increased costs related to various legal matters. As a result, operating income for the segment declined for the first quarter of 2003 as compared to the first quarter of 2002.

REAL ESTATE OPERATIONS

Net sales for the real estate segment decreased for the three months ended March 31, 2003, from the comparable prior year period, primarily due to lower real estate sales at the Company's Palmas del Mar and Fountain Hills developments. Palmas del Mar and Fountain Hills also experienced lower net sales from resort and commercial operations for the first quarter of 2003 versus the same period in 2002. Partially offsetting this decline was an increase in real estate sales at the Company's Mirada development as well as an increase in revenues realized from the segment's commercial lease properties (primarily attributable to the acquisition of the Cooper Cameron building and Motel Six properties in the fourth quarter of 2002).

-- more --

The real estate segment experienced an operating loss for the first quarter of 2003 as compared to operating income for the comparable prior year period as a result of the decrease in net sales discussed above. In addition, gross margins on real estate sales at Palmas del Mar were lower. Improved results for the segment's commercial lease properties partially offset the overall decline in operating results.

RACING OPERATIONS

Net sales for the racing segment decreased for the three months ended March 31, 2003, from the comparable prior year period primarily due to fewer live race days at both Sam Houston Race Park and Valley Race Park. Net pari-mutuel commissions decreased at both race parks from quarter to quarter, as did average daily attendance.

The racing segment's operating income decreased for the first quarter of 2003 versus the year ago period primarily due to the decrease in net sales discussed above.

OTHER MATTERS

Investment, interest and other income (expense) for the three months ended March 31, 2003, includes income related to an $8.0 million reimbursement from an insurer for certain costs incurred in connection with the OTS and FDIC actions.

As previously announced in prior earnings statements, MAXXAM may from time to time purchase shares of its common stock on national exchanges or in privately negotiated transactions.

165-051503

MAXXAM INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In millions of dollars, except per share amounts)

	Three Months Ended March 31,	
	2003	**2002***
	(Unaudited)	
Net sales:		
Forest products.	$ 45.3	$ 47.9
Real estate.	14.0	15.1
Racing.	9.4	9.8
Total, excluding aluminum.	68.7	72.8
Aluminum.	-	167.5
	68.7	240.3
Costs and expenses.	(69.4)	(260.7)
Operating income (loss):		
Forest products.	1.3	2.5
Real estate.	(0.7)	2.4
Racing.	0.6	1.1
Corporate.	(1.9)	(2.8)
Total excluding aluminum	(0.7)	3.2
Aluminum.	-	(23.6)
	(0.7)	(20.4)
Other income (expense):		
Investment, interest and other income (expense), net.	9.5	0.3
Interest expense.	(19.3)	(33.3)
Loss before income taxes and minority interests	(10.5)	(53.4)
Provision for income taxes.	-	(1.7)
Minority interests.	-	0.9
Net loss.	$ (10.5)	$ (54.2)
Net loss, excluding aluminum.	$ (10.5)	$ (5.9)
Basic and diluted loss per common and common equivalent share	$ (1.61)	$ (8.30)

* Amounts shown for 2002 reflect the deconsolidation of Kaiser Aluminum as of February 12, 2002.